8i ACQUISITION 2 CORP.

c/o 6 Eu Tong Sen Street

#08-13 Singapore 059817

Tel: +65-6788 0388

July 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jay Mumford and Sherry Haywood

Re:	8i ACQUISITION 2 CORP.
Registration Statement on Form S-1
Filed May 24, 2021, as amended
Registration No. 333-256455

Dear Mr. Mumford and Ms. Haywood:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the registrant, 8i Acquisition 2 Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on Tuesday, July 27, 2021, or as soon as practicable thereafter.

Very truly yours,

8i ACQUISITION 2 CORP.

/s/ Meng Dong (James) Tan
Meng Dong (James) Tan
Chief Executive Officer

cc:	Loeb & Loeb LLP
Giovanni Caruso
Joan Guilfoyle